UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 11, 2023

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 11, 2023	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2023 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $48.8 million, or $0.49 per share, and adjusted net income attributable to shareholders of Teekay(2) of $51.0 million, or $0.52 per share, in the first quarter of 2023 (excluding items listed in Appendix A to this release).
•Tanker market remains firm with Teekay Tankers securing second quarter 2023 to-date spot rates of $62,400 per day for its Suezmax fleet and $58,500 per day for its Aframax fleet.
•Teekay Parent completed its $30 million common share repurchase program that was announced in August 2022 and announced a new $30 million common share repurchase program in March 2023. Since reporting earnings last quarter, Teekay Parent has repurchased a further $27.1 million of its outstanding common shares, bringing the total repurchased since the beginning of our programs in August 2022 to $45.8 million at an average price of $4.93 per share.
•Teekay Tankers announces an update to its capital allocation plan, which includes a fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared for the quarter ended March 31, 2023. In addition, the Teekay Tankers board declared a special dividend of $1.00 per share and authorized a share repurchase program for the repurchase of up to $100 million of its outstanding Class A common shares.
Hamilton, Bermuda, May 11, 2023 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three months ended March 31, 2023. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the first quarter of 2023 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except per share amounts)	2023	2022	2022 (1)
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	418,701	393,479	212,720
Income (loss) from vessel operations	179,837	148,163	(12,574)
Net income attributable to the shareholders of Teekay	48,763	39,104	888
Earnings per common share of Teekay	0.49	0.39	0.01
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (2)	203,802	173,449	30,486
Adjusted net income (loss) attributable to shareholders of Teekay (2)	51,017	44,319	(528)
Adjusted net earnings (loss) per share attributable to shareholders of Teekay (2)	0.52	0.44	(0.01)
	As at March 31,	As at December 31,	As at March 31,
(in thousands of U.S. dollars, except number of shares)	2023	2022	2022
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash (3)	291,020	318,161	289,988
Market value of investment in Teekay Tankers (4)	414,803	297,696	146,271

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation.
(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.
(3)Teekay Parent net cash as of March 31, 2023 includes cash and cash equivalents and short-term investments. Teekay Parent's net cash position decreased compared to December 31, 2022, primarily due to Teekay Parent's common share repurchases and changes in working capital. As at March 31, 2023, Teekay Parent's remaining recycling costs are estimated to be approximately $7.7 million, which are expected to be paid through mid-2024.
(4)As at March 31, 2023, December 31, 2022, and March 31, 2022, Teekay Parent owned 9.7 million, 9.7 million, and 10.6 million Teekay Tankers Class A and B common shares, respectively, and, as of such dates, the closing prices of Teekay Tankers Class A common shares were $42.93 per share, $30.81 per share, and $13.84 per share, respectively.

CEO Commentary
“Teekay posted strong financial results in the first quarter of 2023, reporting the Company’s highest consolidated quarterly net earnings per share in 14 years,” commented Kenneth Hvid, Teekay’s President and CEO. “In addition, Teekay Tankers reported record earnings and cash flows with mid-sized spot charter rates rising to the highest-ever for a first quarter on the back of robust market fundamentals. Spot charter rates for Teekay Tankers’ fleet so far in the second quarter of 2023 remain firm, with its combined Suezmax and Aframax fleet spot rates averaging approximately $60,000 per day based on our bookings to-date.”

“The strong tanker market has enabled Teekay Tankers to transform its balance sheet, create significant equity value, and achieve much greater financial flexibility. As a result, Teekay Tankers has updated its capital allocation plan to include continuing to build financial strength to position the company to act on future investment opportunities at the right point in the cycle, while also returning capital to shareholders. Under this capital allocation plan, Teekay Tankers has implemented a fixed quarterly dividend of $0.25 per share, or $1.00 per share annually, with the first dividend relating to the first quarter of 2023. In addition, the Teekay Tankers board has declared a special dividend of $1.00 per share, for a total dividend of $1.25 per share, from which Teekay Parent’s portion will total approximately $12 million and will be paid in June 2023. Lastly, Teekay Tankers also announced a $100 million Class A common share repurchase program that is expected to be used opportunistically.”

“Since reporting earnings last quarter, Teekay Parent has continued to return capital to its shareholders in an accretive manner. Following the completion of our $30 million share repurchase program that was announced in August 2022, we announced a new $30 million repurchase program in March 2023. Since that time, we have repurchased 2.8 million common shares for $15.8 million. Since August 2022, we have repurchased 9.3 million common shares, or approximately 9.1% of the outstanding common shares immediately prior to commencement of the prior program, at an average price of $4.93 per share.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's GAAP net income attributable to shareholders of Teekay and the Company’s adjusted net income attributable to shareholders of Teekay(1) for the first quarter of 2023 increased compared to the same quarter of the prior year, primarily due to stronger earnings from Teekay Tankers as a result of higher spot tanker rates, which was partially offset by the loss of earnings contribution from the Teekay Gas Business as a result of the sale of the Teekay Gas Business on January 13, 2022.

In addition, consolidated GAAP net income attributable to shareholders of Teekay increased during the first quarter of 2023, compared to the same quarter of the prior year, mainly due to $12.4 million in losses on bond repurchases recognized in the first quarter of 2022.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(a) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2023(b)	December 31, 2022(b)	March 31, 2022(b)
Suezmax revenue days	2,249	2,261	2,175
Suezmax spot TCE per revenue day	$55,891	$56,008	$13,786
Aframax / LR2 revenue days	1,971	1,963	1,955
Aframax / LR2 spot TCE per revenue day	$67,346	$52,136	$16,229
(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' first quarter of 2023 earnings release for additional information on its financial results.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
In March 2023, Teekay's Board of Directors approved a new $30 million common share repurchase program following the completion of its $30 million common share repurchase program that was announced in August 2022. Since August 2022, Teekay has repurchased a total of approximately 9.3 million common shares, or approximately 9.1% of the outstanding common shares immediately prior to commencement of the prior program, for a total cost of $45.8 million, representing an average repurchase price of $4.93 per share.
Teekay Tankers
Teekay Tankers has announced an update to its capital allocation plan that includes paying a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial quarterly dividend having been declared for the quarter ended March 31, 2023. In addition, the Teekay Tankers board of directors declared a special cash dividend of $1.00 per common share. The cash dividends are payable on June 2, 2023 to all of Teekay Tankers' shareholders of record on May 22, 2023.

Teekay Tankers' board of directors has also authorized a share repurchase program for the repurchase of up to $100 million of Teekay Tankers' outstanding Class A common shares. Under the program, repurchases can be made from time to time in the open market, through privately negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission, in each case at times and prices considered appropriate by Teekay Tankers. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to the discretion of Teekay Tankers.

In March 2023, Teekay Tankers took delivery of a previously-announced chartered-in Aframax vessel at a rate of $35,750 per day for 24 months with an option to extend for an additional 12 months. Currently, Teekay Tankers has eight vessels on charter-in contracts with an average rate of $24,300 per day.
In May 2023, Teekay Tankers signed a new $350 million secured revolving credit facility agreement to refinance 19 vessels, including nine vessels repurchased from sale-leaseback arrangements in March 2023 with cash, six vessels that will be repurchased by Teekay Tankers in May 2023 from sale-leaseback arrangements, and a further four vessels that are expected to be repurchased in the third quarter of 2023 from their respective sale-leaseback arrangements.
The following table presents Teekay Tankers’ TCE rates booked to-date in the second quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the second quarter:

	Q2 To-Date Spot Tanker Rates
	Avg. TCE Rates Per Day	% Fixed
Suezmax	$62,400	44%
Aframax / LR2 (1)	$58,500	41%

(1)    Rates and percentage booked to-date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of over $2 billion, comprised of approximately 65 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in 8 countries and approximately 2,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, depreciation and amortization), adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, equity income (loss), and other income or loss, for both continuing operations and discontinued operations. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments, both for continuing and discontinued operations.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022 (1)
	(unaudited)	(unaudited)	(unaudited)

Revenues	418,701	393,479	212,720

Voyage expenses	(124,187)	(131,989)	(101,622)
Vessel operating expenses	(60,922)	(63,351)	(71,941)
Time-charter hire expenses	(12,945)	(8,035)	(5,550)
Depreciation and amortization	(23,975)	(24,459)	(25,080)
General and administrative expenses	(15,216)	(13,671)	(16,083)
Write-down of assets	—	—	(421)
Restructuring charges (2)	(1,619)	(3,811)	(4,597)
Income (loss) from vessel operations	179,837	148,163	(12,574)

Interest expense	(11,377)	(9,762)	(10,002)
Interest income	5,588	3,916	297
Realized and unrealized (losses) gains on derivative instruments	(98)	581	1,967
Equity income (loss)	1,130	1,708	(754)
Loss on bond repurchases	—	—	(12,410)
Income tax (expense) recovery	(2,601)	(1,121)	636
Other – net	(2,566)	340	(283)
Net income (loss) from continuing operations	169,913	143,825	(33,123)
Loss from discontinued operations (3)	—	—	(20,276)
Net income (loss)	169,913	143,825	(53,399)
Net (income) loss attributable to non-controlling interests (3)	(121,150)	(104,721)	54,287
Net income attributable to the shareholders of Teekay Corporation	48,763	39,104	888
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	169,913	143,825	(33,123)
Net income attributable to non-controlling interests, continuing operations	(121,150)	(104,721)	(7,641)
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	48,763	39,104	(40,764)
Loss from discontinued operations	—	—	(20,276)
Net loss attributable to non-controlling interests, discontinued operations (3)	—	—	61,928
Net income attributable to the shareholders of Teekay Corporation,
discontinued operations	—	—	41,652
Net income attributable to the shareholders of Teekay Corporation	48,763	39,104	888
Earnings (loss) per common share(4) of Teekay Corporation, continuing operations
–Basic	$0.49	$0.39	$(0.40)
–Diluted	$0.48	$0.38	$(0.40)
Earnings per common share(4) of Teekay Corporation, discontinued operations
–Basic	$—	$—	$0.41
–Diluted	$—	$—	$0.41
Earnings (loss) per common share(4) of Teekay Corporation
–Basic	$0.49	$0.39	$0.01
–Diluted	$0.48	$0.38	$0.01

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)The presentation of certain information in these consolidated financial statements reflects the Teekay Gas Business as a discontinued operation of the Company, and historical comparative periods presented have been recast as a result.
(2)The three months ended March 31, 2023, includes restructuring charges related to organizational changes made to its commercial and technical operations teams. The three months ended December 31, 2022, and March 31, 2022, includes restructuring charges related to the reorganization and realignment of the Company's shared service functions following the sale of the Teekay Gas Business including costs associated with the separation of information technology systems, of which $2.4 million was recovered from Seapeak LLC and was recorded as part of revenues on the consolidated statements of income for the three months ended March 31, 2022.
(3)Loss from discontinued operations for the three months ended March 31, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net loss attributable to non-controlling interests, discontinued operations for the three months ended March 31, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which was recognized upon the sale of the Teekay Gas Business. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business.
(4)Includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	98,521,611	101,031,403	102,347,141
- Diluted	100,476,663	103,858,918	102,347,141
Number of outstanding shares of common stock at end of period	96,027,318	98,318,395	101,693,253

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2023	2022
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	82,768	129,345
Cash and cash equivalents - Teekay Tankers	169,751	180,512
Short-term investments - Teekay Parent (1)	208,252	210,000
Accounts receivable and other current assets	279,387	239,202
Bunker and lube oil inventory	64,421	60,832
Restricted cash - Teekay Tankers	6,838	6,849
Vessels and equipment - Teekay Tankers	1,229,947	1,253,368
Operating lease right-of-use assets	92,691	42,894
Net investment in and loans to equity-accounted investment	17,328	16,198
Other non-current assets	23,804	25,646
Total Assets	2,175,187	2,164,846
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	134,760	134,342
Current portion of long-term debt - Teekay Parent	—	21,184
Current portion of long-term debt and finance leases - Teekay Tankers	41,730	60,161
Long-term debt and finance leases - Teekay Tankers	316,728	472,599
Operating lease liabilities	93,038	43,443
Other long-term liabilities	61,684	63,511
Equity:
Non-controlling interests	868,146	746,143
Shareholders of Teekay	659,101	623,463
Total Liabilities and Equity	2,175,187	2,164,846

Net (cash) debt - Teekay Parent (2)	(291,020)	(318,161)
Net debt - Teekay Tankers (2)	181,869	345,399

(1)Short-term investments - Teekay Parent includes various bank term deposits with a diversified bank group that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Net (cash) debt is a non-GAAP financial measure and represents (a) short-term debt, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases, less (b) cash and cash equivalents, and, if applicable, restricted cash and short-term investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	169,913	(53,399)
Less: loss from discontinued operations	—	20,276
Income (loss) from continuing operations	169,913	(33,123)
Non-cash and non-operating items:
Depreciation and amortization	23,975	25,080
Write-down of assets	—	421
Other	7,765	18,087
Change in operating assets and liabilities:
Change in other operating assets and liabilities	(44,675)	(50,459)
Asset retirement obligation expenditures	(80)	—
Expenditures for dry docking	(1,465)	(2,138)
Net operating cash flow - continuing operations	155,433	(42,132)
Net operating cash flow - discontinued operations	—	26,866
Net operating cash flow	155,433	(15,266)

FINANCING ACTIVITIES
Prepayments of long-term debt	—	(494,104)
Scheduled repayments of long-term debt	(21,184)	(51,299)
Proceeds from short-term debt	25,000	23,000
Prepayments of short-term debt	(25,000)	(20,000)
Proceeds from financings related to sales and leaseback of vessels, net of issuance costs	—	175,341
Prepayment of obligations related to finance leases	(164,252)	—
Scheduled repayments of obligations related to finance leases	(13,397)	(6,718)
Purchase of Teekay Tankers common shares	—	(5,269)
Repurchase of Teekay Corporation common shares	(14,845)	—
Other financing activities	(410)	(985)
Net financing cash flow - continuing operations	(214,088)	(380,034)
Net financing cash flow - discontinued operations	—	—
Net financing cash flow	(214,088)	(380,034)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(442)	(4,071)
Decrease (increase) in short-term investments	1,748	(220,000)
Proceeds from sale of vessels and equipment	—	16,002
Proceeds from the sale of the Teekay Gas Business, net of cash sold	—	454,789
Net investing cash flow - continuing operations	1,306	246,720
Net investing cash flow - discontinued operations	—	—
Net investing cash flow	1,306	246,720
Decrease in cash, cash equivalents and restricted cash	(57,349)	(148,580)
Cash, cash equivalents and restricted cash, beginning of the period	316,706	265,520
Cash, cash equivalents and restricted cash, end of the period	259,357	116,940

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2023		2022		2022
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	169,913		143,825		(53,399)
Adjust for: Net (income) loss attributable to
non-controlling interests	(121,150)		(104,721)		54,287
Net income attributable to
shareholders of Teekay	48,763	0.49	39,104	0.39	888	0.01
(Subtract) add specific items affecting net income (loss)
Unrealized losses (gains) from derivative instruments	584	0.01	621	0.01	(2,140)	(0.02)
FPSO decommissioning costs, net of recoveries	213	—	2,238	0.02	1,612	0.02
Write-down of assets	—	—	—	—	421	—
Restructuring charges, net of recoveries	1,619	0.02	3,811	0.04	2,209	0.02
Items relating to discontinued operations(2)	—	—	—	—	36,594	0.36
Loss on bond repurchases and other(3)	3,809	0.04	(679)	(0.01)	14,319	0.14
Non-controlling interests’ share of items above(4)	(3,971)	(0.04)	(776)	(0.01)	(54,431)	(0.53)
Total adjustments	2,254	0.02	5,215	0.05	(1,416)	(0.01)
Adjusted net income (loss) attributable to
shareholders of Teekay	51,017	0.52	44,319	0.44	(528)	(0.01)

(1)Basic per share amounts.
(2)Primarily relates to items presented in loss from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments. Also includes the loss on deconsolidation of $58.7 million in the three months ended March 31, 2022.
(3)Includes costs related to the early termination of certain obligations related to finance leases in the three months ended March 31, 2023. Includes a loss on the repurchase in full of Teekay’s 9.25% senior secured notes due November 2022 and a loss on repurchases of Teekay's 5% Convertible Notes due January 2023 in the three months ended March 31, 2022. Refer to footnote (3) of the Summary Consolidated Statements of Income. Also includes foreign currency exchange losses (gains).
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
March 31, 2023
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	394,657	24,044	—	418,701

Voyage expenses	(124,187)	—	—	(124,187)
Vessel operating expenses	(38,182)	(22,740)	—	(60,922)
Time-charter hire expense	(12,945)	—	—	(12,945)
Depreciation and amortization	(23,975)	—	—	(23,975)
General and administrative expenses	(12,269)	(2,947)	—	(15,216)
Restructuring charges	(1,248)	(371)	—	(1,619)

Income (loss) from vessel operations	181,851	(2,014)	—	179,837

Interest expense	(11,218)	(159)	—	(11,377)
Interest income	2,230	3,358	—	5,588
Realized and unrealized loss on
derivative instruments	(98)	—	—	(98)
Equity income	1,130	—	—	1,130
Equity in income of subsidiaries (2)	—	48,218	(48,218)	—
Income tax expense	(2,282)	(319)	—	(2,601)
Other - net	(2,245)	(321)	—	(2,566)
Net income from continuing
operations	169,368	48,763	(48,218)	169,913
Net income attributable to
non-controlling interests (3)	—	—	(121,150)	(121,150)
Net income attributable
to shareholders/unitholders
of publicly-listed entities	169,368	48,763	(169,368)	48,763

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(3)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	169,913	143,825	(53,399)
Depreciation and amortization	23,975	24,459	25,080
Interest expense, net of interest income	5,789	5,846	9,705
Income tax expense (recovery)	2,601	1,121	(636)
EBITDA	202,278	175,251	(19,250)
Specific income statement items affecting EBITDA:
Write-down of assets	—	—	421
Unrealized losses (gains) from derivative instruments	584	621	(2,140)
Realized (gains) losses from interest rate swaps	(496)	(375)	67
Equity (income) loss	(1,130)	(1,708)	754
Loss on bond repurchases	—	—	12,410
Other - net	2,566	(340)	283
Items relating to income from discontinued operations(1)	—	—	37,941
Consolidated Adjusted EBITDA	203,802	173,449	30,486

(1)Includes amounts presented in income from discontinued operations on the consolidated statements of income.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding tanker market fundamentals; Teekay Tankers' updated capital allocation plan, including its ability to position itself to pursue future investment opportunities and return capital to shareholders, including through quarterly cash dividends; the amount and timing of payments of cash dividends from Teekay Tankers; the expected amount and timing of repurchases of Teekay’s common shares and of Teekay Tankers' Class A common shares under their respective share repurchase programs; the occurrence and expected timing of repurchases of Teekay Tankers’ vessels from sale-leaseback arrangements; and Teekay Parent’s expectations regarding the amounts and settlements of recycling costs related to the Petrojarl Foinaven FPSO.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; changes in the demand for oil, refined products and tankers; changes in trading patterns affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC+ production and supply levels; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the status of Russia’s invasion of Ukraine and related sanctions, import and other restrictions; the impact of geopolitical tensions and changes in global economic conditions; Teekay Tankers’ available cash and the levels of its capital needs, as well as the declaration by Teekay Tankers' board of directors of any future common share cash dividends; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda